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                                                                    EXHIBIT 11.1

                        CODE OF CONDUCT AND TRANSPARENCY

                                       OF

                           TELEMAR PARTICIPACOES S.A.,
           TELE NORTE LESTE PARTICIPACOES S.A. AND TELEMAR NORTE LESTE
                                      S.A.

                                  INTRODUCTION

         This Code of Conduct and Transparency for the Disclosure and Use of Information and Trading of Securities Issued by Telemar Participacoes S.A. ("TP"), Tele Norte Leste Participacoes S.A. ("TNL"), and Telemar Norte Leste S.A. ("Telemar"), was duly approved by the Boards of Directors of the companies above at meetings held on June 28, 2002 (TP and TNL) and July 10, 2002 (Telemar), respectively, pursuant to the applicable law and regulations.

                                    SECTION I
                                PURPOSE AND SCOPE

1.1. This Code of Conduct and Transparency is designed to establish high standards of conduct and transparency to be necessarily followed by (i) Directors and Officers (regular and alternate members of the Board of Directors, and executive officers), (ii) Controlling Shareholders (shareholders or group of shareholders bound by a shareholders' agreement or under common control, with power to control the Company, pursuant to Law no. 6,404/76 as amended), (iii) shareholders who have elected a member of the Company Board of Directors or Audit Committee,
         (iv) members of the Audit Committee (whether regular or alternate), (v) employees and executives with access to confidential information ("Employees"), and (vi) members of other technical and consulting bodies now existing or that may be created at TP, TNL or Telemar, as well as (vii) any individual who, by virtue of his/her position, function or standing in the Company, Subsidiaries (entities in which the Company's direct or indirect interests entitle it to determine corporate resolutions and elect the majority of board members) or Associated Companies (entities in which the Company holds at least ten per cent of the capital stock, but does not control), becomes aware of Relevant Information on the Company, in order to bring the internal policy in line with the principles of transparency and sound practices in connection with the use and disclosure of relevant information on, and negotiation of securities of, the Company, such that the applicable rules are complied with.

1.2. Without prejudice to the generality of item 1.1 above, the provisions of this Code are directly and particularly applicable to TP, TNL and Telemar as "Company". For the purposes of this Code, "Company" refers to each (i) TP, or (ii) TNL, or (iii) Telemar individually, and the rules for disclosing information and dealing with securities issued by such entities must be complied with in all instances.

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1.3.     The individuals described in item 1.1 above must sign the respective
         Statement of Agreement with this Code, pursuant to articles 15, Section 1(degree), item I, and 16, Section 1(degree), of CVM Instruction no. 358/02 and in accordance with the form attached hereto as Exhibit I ("Statement of Agreement"), which shall be maintained at the Company headquarters as long as such individuals are associated with the Company, and in any event for at least five (5) years thereafter.

1.4. The Company shall maintain at its headquarters an updated list of the individuals who have signed the Statement of Agreement, describing their standing, position or function, address and enrollment number with the Finance Ministry National Registry of Companies (CNPJ) or National Registry of Individuals (CPF). Such list shall be made available to the CVM at all times.

                                   SECTION II
                                   PRINCIPLES

2.1. The conduct of Directors, Officers, Controlling Shareholders, Members of Audit Committees, Employees and members of other technical and consulting Company bodies shall be driven by the principles of good faith, loyalty and truthfulness, as well as the general principles set forth hereinafter.

         2.1.1. All efforts to promote market efficiency must aim at allowing that the competition between investors for better returns be carried out based on the analysis and interpretation of information publicly disclosed, as opposed to privileged access to such information.

         2.1.2. Company Directors, Officers, Controlling Shareholders, members of Audit Committees, Employees and members of other technical and consulting bodies must always keep in mind that transparent, accurate and timely information represents the main instrument available to ensure that investors, in particular Company shareholders, be given the required fair treatment.

         2.1.3. The Company relationship with players and opinion makers in the securities market must be consistent and transparent.

         2.1.4. It is also the responsibility of Company Directors, Officers, Controlling Shareholders, members of Audit Committees, Employees and members of other technical and consulting bodies to ensure that all information disclosed on the Company financial position is accurate, complete and continuous, and covers changes in share ownership.

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                                   SECTION III
                                   DEFINITIONS

3.1.     Securities

         The term "Securities" as used herein is wide in scope and includes any stocks, debentures, subscription warrants, receipts and subscription rights, promissory notes, call or put options, and derivatives of any kind, as well as other bonds or collective investment agreements is sued by the Company or linked to Company bonds which, pursuant to the law, are considered securities.

3.2.     Relevant Act or Event

         A Relevant Act of Event is defined as (a) any decision by Controlling Shareholder(s), resolution of a general meeting or management bodies of the Company; or (b) any other act or event of a political/administrative, technical, business, or economical/financial nature in the normal course of, or in connection with, Company business, with potential significant impact on:

         (i)      the perception of the Company value;

         (ii)     the quotation of Securities;

         (iii)    the investor's decision to buy, sell or hold such Securities;
                  or

         (iv) the investor's decision to exercise any rights attached to such Securities.

         3.2.1.   Relevant Act of Event - Examples

                  Potentially Relevant Acts or Events include the following, without limitation:

         (i) a contract or agreement is signed to transfer the Company share control, however under suspensive or resolutory condition;

         (ii) the Company control changes, including as a result of signing, amendment or termination of a shareholders' agreement;

         (iii) the Company signs, amends or terminates a shareholders' agreement;

         (iv) a strategic partner, or a partner who provides operating, finance, technological or administrative services, whether or not under an agreement, joins or leaves the Company;

         (v) the trading of Company Securities in any domestic or foreign market is authorized;

         (vi)     the decision to delist a company is taken;

         (vii) the Company or related companies are involved in a merger or split-up process;

         (viii)   material assets are acquired or disposed of;

         (ix)     the Company is transformed or dissolved;

         (x)      the Company asset mix is changed;

         (xi)     accounting criteria change;

         (xii)    debt is assumed, settled in advance or renegotiated;

         (xiii)   the implementation of stock option plans is approved;

         (xiv)    Company Securities have their rights and privileges changed;

         (xv)     shares are split or grouped, or stock bonuses are allocated;

         (xvi) Company shares are acquired for Treasury or cancellation and subsequently disposed of;

         (xvii) Company loss or net income and appropriation of dividends or interest on own capital;

         (xviii) an agreement is entered into, terminated, or has an unsuccessful outcome, when the expectation of a successful outcome is known to the public at large;

         (xix) a project is approved, modified or abandoned, or has its implementation delayed;

         (xx) the production or sale of a product, or the rendering of a service, begins, is resumed or discontinued;

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         (xxi)    technology or Company resources are discovered, changed or developed;

         (xxii)   laws or regulations affecting the Company are enacted;

         (xxiii)  projections disclosed by the Company are changed;

         (xxiv) Company management bodies approve a public offer subject to registration with the CVM;

         (xxv) a controlling interest in a publicly-traded company is acquired.

         3.2.2. Developments associated with a Relevant Act of Event must be reviewed for materiality not in absolute terms but in the context of the Company normal activities and size, bearing in mind previously disclosed information, in order not to trivialize the disclosure of Relevant Acts of Events, which might impair the analysis of Company prospects by the market.

3.3.     Relevant or Insider Information

         Insider or Relevant Information is considered the information in connection with a Relevant Act or Event which has not yet been disclosed to the investor community.

                                   SECTION IV
        DUTY TO DISCLOSE RELEVANT ACT OF EVENT OR INFORMATION OF ANY TYPE

4.1. The INVESTOR RELATIONS OFFICER must disclose in leading newspapers commonly used by the Company, and on the Internet, in addition to communicating to the Comissao de Valores Mobiliarios ("CVM"), Securities and Exchange Commission ("SEC") and stock exchanges and organized over-the-counter markets where Company Securities are or may be listed, both in Brazil and abroad ("Stock Exchanges), relevant acts or events with respect to, or in connection with, the Company, as well as arrange that such information be promptly, widely and simultaneously released in all markets where the Securities are listed.

         4.1.1. As an alternative, the Company may publish Relevant Acts or Events in newspapers in summary format, containing the minimum information required to make them comprehensible, provided that the adequate addresses on the World Wide Web be also disclosed, where investors can find the complete information including the same contents sent to the CVM and Stock Exchanges.

4.2. Relevant acts or events disclosed in any media or at meetings with professional entities, investors, analysts or selected participants must be simultaneously disclosed by the Investor Relations Officer to the market at large.

4.3. Meetings with professional entities, investors, analysts or selected individuals, in Brazil or abroad, can only be held by Company Directors and Officers when the Investor Relations Officer, or an individual appointed by the latter for this purpose, is also present.

4.4. All information on a Relevant Act or Event shall be centralized by the Investor Relations office. Directors, Officers, Controlling Shareholders, Audit Committee members, Employees and members of other technical or consulting bodies must communicate any Relevant Act or Event that they

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         become aware of to the Investor Relations Officer, who will be then take the necessary steps for its full disclosure.

         4.4.1. If such communication is made (and when the decision to keep it confidential, pursuant to art. 6 of CVM Instruction no. 358/02, has not been taken), and the individuals described in item 4.4 above find out that the Investor Relations Officer has failed to perform his communication and disclosure duties, then the former must promptly communicate the Relevant Act or Event to the CVM, otherwise they will also be held responsible.

4.5. It is the responsibility of the Investor Relations Officer, or in his/her absence or impediment the Company Chief Executive Officer, to provide any information, whatever the nature, to the media, in addition to confirming, rectifying or clarifying information on a Relevant Act or Event to the CVM, SEC and Stock Exchanges. All other Company Officers and Directors, as well as Employees, shall not be allowed to speak on behalf of, or provide information on, the Company to any media vehicles, except if previously authorized in writing to do so by the Company Investor Relations Director or Chief Executive Officer; provided, however, that the communication refer exclusively to the functional area of the individuals involved. The provisions of this item also apply to the participation in Seminars, Forums, Conferences, public meetings and similar gatherings, including those instances when such individuals serve as lecturers, debaters or in a similar capacity. Such participation shall also be submitted to, and previously approved by, the Investor Relations Officer.

4.6. Relevant acts of events should be disclosed, whenever possible, before or after the closing of domestic or foreign Stock Exchanges. Should this be impossible due to time zone differences or otherwise, the business hours of the Brazilian market shall prevail.

4.7. If it is imperative that a Relevant Act or Event be disclosed during trading hours, the Investor Relations Officer should consider whether a request should be simultaneously made to Brazilian and foreign Stock Exchanges to suspend trading until such a time when the news has been adequately disseminated.

         4.7.1. The trading suspension provided for in the preceding item shall not take effect in Brazil while a foreign stock exchange or organized over-the-counter market where Securities are listed is open for business and the trading of Securities is carried on.

4.8. Directors, Officers and Controlling Shareholders may promptly communicate to CVM their decision to keep certain Relevant Acts or Events confidential, provided that in their view such disclosure would clearly jeopardize the Company's legitimate interests. In such circumstances, they may communicate their decision to the CVM's President on a confidential basis.

4.9. If Controlling Shareholders or Directors choose not to disclose a Relevant Act or Event, it is still their duty to promptly disclose such Relevant Act or Fact via Investor Relations Director, should there be an information leak or an atypical fluctuation in the quotation, price or volume of trade of Company Securities.

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4.10.    Any Director, Officer, member of Audit Committees, or member of other technical or consulting bodies who becomes aware of a Relevant Information on the Parent Company or Subsidiary Company, must promptly communicate such information to the Investor Relations Officer, who in turn must promptly contact the Investor Relations Officer of the Parent Company or Subsidiary Company, as applicable, in order to take a decision whether or not to disclose such Relevant Act of Event.

                                    SECTION V
              DUTY NOT TO USE INSIDER INFORMATION STILL UNDISCLOSED

5.1. Directors, Officers, direct and indirect Controlling Shareholders, the Company, members of Audit Committees, Employees and members of technical or consulting Company bodies, as well as all individuals who, by virtue of their position, function or standing in the Company, Subsidiaries and Associated Companies, have signed the Statement of Agreement shall:

         5.1.1. Maintain confidential all information they are aware of and that has not yet be disclosed to the investors, in connection with a Relevant Act or Event, except for the disclosure of information required for effectively carrying out normal Company business, and provided that there are no reasons or signs to believe that the information recipient will misuse it, as well as see to it that their subordinates and trusted third parties do likewise, being jointly liable for any confidentiality breach.

         5.1.2. Refrain from trading Securities as long as an insider information has not been disclosed to the investor community.

         5.1.3. Refrain from recommending or otherwise suggesting that any person buy, sell or hold Securities if the information which they are aware of can potentially impact any of the above decisions.

         5.1.4. Refrain from trading Securities in connection with insider information within twenty-four (24) hours after disclosure to the investor community.

         5.1.5. Clearly warn those persons to whom Insider Information is required to be disclosed of the confidentiality duty of all individuals involved and the legal prohibition to take advantage of such information while dealing with Securities to promote their own or third parties' interests.

         5.1.6. Communicate Insider Information of which they become aware to the Company Investor Relations Officer, who shall keep it confidential and shall not use it to gain advantage or favor third parties on trading Securities in connection with the Insider Information.

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         5.1.7.   Consult with the Company Investor Relations Officer prior to carrying out any transaction involving Securities, to ascertain whether any Relevant Acts and/or Events have occurred and are yet to be disclosed, which might prohibit the trading of the related Securities.

         5.1.8.   Refrain from trading Securities during the following periods:

                  (i) one month before Company quarterly information (ITR) and annual information (DFP and IAN) is disclosed or published, as applicable; and

                  (ii) the period from the date when the relevant corporate body takes the decision to increase or decrease capital stock, distribute dividends or stock dividends or issue Securities, through the date when the respective notice, announcement or Relevant Event is published.

         5.1.9.   Refrain from trading Securities within one hundred and eighty
                  (180) days from acquisition, except in the case of extraordinary reasons, duly explained in advance to the Investor Relations Officer.

         5.1.10. Upon withdrawal from Company management and if an event or business initiated during their mandate is still to be disclosed, refrain from trading Securities for the six (6) month-period following such withdrawal.

5.2. Restrictions set forth herein also cover transactions of a speculative nature, which include, without limitation, transactions in the futures market with short positions and the like.

                                   SECTION VI
                 DUTY TO DISCLOSE THE RESPECTIVE SHARE OWNERSHIP

6.1. Directors, Officers, member of Audit Committees and members of other technical and consulting bodies must communicate their ownership of Company Securities, whether held by them or Related Persons, as well as changes in such ownership.

         6.1.1. "Related Persons" means the following persons with respect to Directors, Officers, members of Audit Committees and members of technical or consulting Company bodies: (i) spouse, except when judicially separated, (ii) companion; (iii) any dependent included in the annual income tax return, and (iv) subsidiaries controlled directly or indirectly by Directors and the like, or by Related Persons.

         6.1.2. Such communications must be made to CVM and Stock Exchanges in the format of Exhibit II to this Code.

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         6.1.3.   The communication to CVM must be made (i) immediately upon taking office and (ii) within the maximum period of ten (10) days after the end of the month when there are changes in ownership, stating the final ownership position for the period.

6.2. Direct and indirect Controlling Shareholders, as well as those shareholders who have elected members of the Company Board of Directors or Audit Committee, must communicate and disclose information on the acquisition or disposal of share ownership corresponding directly or indirectly to five per cent (5%) or more of the type or class of shares in the Company capital stock ("Material Ownership").

         6.2.1. Such disclosure shall be made in leading newspapers normally used by the Company and/or on the Internet.

         6.2.2. The statement covering the acquisition or disposal of a Material Ownership shall be sent to the CVM and Stock Exchanges, including the information contained in the model form attached hereto as Exhibit III.

         6.2.3. Such communication to the CVM and Stock Exchanges must be made immediately upon attaining a Material Ownership.

                                   SECTION VII
                     PROHIBITIONS AGAINST TRADING SECURITIES

7.1. Trading Securities is prohibited until such time as a Relevant Act or Event is disclosed to the market by the Company, Directors, Officers, members of Audit Committees, Employees with access to Relevant Information and members of other technical or consulting Company bodies, as well as by any individual who, by virtue of his/her position, function or standing in the Subsidiaries and Associated Companies, who has signed the Statement of Agreement, becomes aware of a Relevant Information on the Company, whenever a corporate merger, total or partial split up, transformation or reorganization is being contemplated.

         7.1.1. The prohibition above will cease within twenty-four (24) hours from the moment when the Company publicly discloses a Relevant Act or Event, except if the trading of Company shares by any individual mentioned above, after the disclosure of a Relevant Act of Event, might potentially impact the Company business conditions, to the detriment of Company shareholders or the Company itself.

7.2. Direct or indirect Controlling Shareholders, Directors and Officers shall not trade Securities whenever options or mandates for the acquisition or disposal of shares issued by the Company are in the process of being granted or have been granted by the Company, Subsidiary and Associated Companies or any other company under common control with them.

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7.3.     The Company Board of Directors shall not determine the acquisition or disposal of own shares until the following transactions are made known to the public through the publication of a Relevant Event:

         (i) signing of any contract or agreement designed to transfer the Company shareholding control;

         (ii) granting of options or mandates for the purposes described in item "i" above; or

         (iii) plans to carry out a corporate merger, total or partial split up, transformation or reorganization.

                                   SECTION VIII
                                OTHER PROVISIONS

8.1. Without prejudice to the provisions of CVM Instruction no. 358/02, the prohibitions and disclosure obligations prescribed in this Code:

         (i) are applicable to both trading on stock exchanges and over-the-counter markets, whether or not organized, and trading carried out without the intermediary of a financial institution that is part of the securities dealer system; and

         (ii) cover trading directly or indirectly carried out by the persons mentioned in CVM Instruction no. 358/02, whether such trading is carried out through a subsidiary or through unrelated persons who are a party to trust or share portfolio management agreements.

8.2. The provisions herein do not eliminate the responsibility arising from legal prescriptions imposed on individuals or legal entities not explicitly mentioned in this Code.

8.3. Any amendments or revisions to this Code shall be submitted to the Boards of Directors of TP, TNL and Telemar.

                         Rio de Janeiro, June 28, 2002.